Northern Oil and Gas, Inc.

601 Carlson Parkway, Suite 990

Minnetonka, Minnesota 55305

July 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Northern Oil and Gas, Inc.

Registration Statement on Form S-3

File No. 333-225835

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Northern Oil and Gas, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 3, 2018, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Erik J. Romslo, Executive Vice President, General Counsel and Secretary of the Company, at +1 (952) 476-9800, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ Erik J. Romslo
Erik J. Romslo
Executive Vice President, General Counsel and Secretary